THE ROBERT MONDAVI CORPORATION
370 Woodcliff Drive, Suite 300
Fairport, NY 14450

February 13, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Robert Mondavi Corporation
Request for Withdrawal of Registration Statement on Form S-4
Pursuant to Rule 477 (File No. 333−119621)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, The Robert Mondavi Corporation, a Delaware corporation (“Mondavi DE”), hereby applies for the immediate withdrawal of its Registration Statement on Form S-4, as amended, File No. 333−119621, together with all exhibits and amendments thereto (the “Registration Statement”). The initial Registration Statement was filed with the Securities and Exchange Commission on October 8, 2004, and two subsequent pre-effective amendments were filed on October 21, 2004 and October 25, 2004, in connection with an intended merger and recapitalization pursuant to which The Robert Mondavi Corporation, a California corporation (“Mondavi CA”) would reincorporate in Delaware and collapse its dual class common stock capital structure into a single class common stock capital structure. The Registration Statement was declared effective by the Commission on October 25, 2004.

Mondavi CA never effectuated the merger and recapitalization because the company was acquired by Constellation Brands, Inc. (“Constellation”) by means of a merger of a subsidiary of Constellation with and into Mondavi CA. Mondavi CA is now a wholly-owned subsidiary of Constellation. The proposed merger into Mondavi DE never occurred. No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (585) 218-3603. If you have any questions regarding the foregoing application for withdrawal, please call Barbara LaVerdi, Associate General Counsel at (585) 218-3721. Thank you for your attention to this matter.

Sincerely,

/s/ Paul Hetterich
Paul Hetterich
Executive Vice President